

December 13, 2013

Via E-mail
Mr. Parker Booth
Chief Executive Officer
Organic Alliance, Inc.
P.O. Box 6465
Carmel, CA   93921

> **Re: Organic Alliance, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 29, 2013**
> **Item 4.01 Form 8-K/A**
> **Filed December 10, 2013**
> **File No. 000-53545**

Dear Mr. Booth:

We have reviewed your amended filing and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K/A filed December 10, 2013

1. We note your response to comment 1 in our letter dated December 3, 2013, however, you have not provided all of the disclosures required by Item 304 (a)(1)(iv) and (a)(1)(v) for your reportable event. Please revise your disclosure to state whether any audit or similar committee of the board of directors, or the board of directors, discussed the lack of resources in your accounting department that prevented your internal controls from operating effectively with the former accountant, and state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning this reportable event and, if not, describe the nature of any limitation thereon

and the reason therefor. In addition, please provide an updated Exhibit 16 letter from Marcum indicating whether they agree with your revised disclosures.

2. We note your response to comment 2 in our letter dated December 3, 2013, however, your disclosure refers to periods prior to the resignation of KBL and does not include all of the representations required. As previously requested, please revise your disclosure to clearly state whether during your two most recent fiscal years and any subsequent interim period prior to KBL LLP's (KBL) <u>engagement</u>, you or someone on your behalf consulted with KBL regarding either (i) the application of accounting principles to a specified transaction, (ii) <u>the type of audit opinion that might be rendered on your financial statements by KBL, in either case where written or oral advice provided by KBL would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues</u> or (iii) any other matter that was the subject of a disagreement between you and Marcum or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief